

November 3, 2014

Via E-mail
Mr. Daniel Judd
Chief Financial Officer
Sitestar Corporation
7109 Timberlake Road, Suite 201
Lynchburg, Virginia 24502

> **Re: Sitestar Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 0-27763**

Dear Mr. Judd:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibits 31.1 and 32.1

1. We note the following regarding the certifications included in your periodic filings:

   - the Section 906 certification filed at Exhibit 32.1 included in your December 31, 2013 Form 10-K references the quarterly report for the period ending September 30, 2013 instead of the annual report for the period ending December 31, 2013, and
   - the Section 302 certifications filed at Exhibits 31.1 and 31.2 included in your December 31, 2013 Form 10-K both reference the quarterly report on Form 10-Q as opposed to the annual report on Form 10-K, and

- the Section 302 certifications filed at Exhibits 31.1 and 31.2 included in your December 31, 2013 Form 10-K both reference the "first fiscal quarter" as opposed the "fourth fiscal quarter" in paragraph 4(d), and

- the Section 302 certifications filed at Exhibits 31.1 and 31.2 included in your June 30, 2014 Form 10-Q both reference the "first fiscal quarter" as opposed the most recent fiscal quarter (i.e., second fiscal quarter) in paragraph 4(d), and

- the Section 302 certifications filed at Exhibits 31.1 and 31.2 included in your March 31, 2014 Form 10-Q both reference the "annual report" on Form 10-Q, as opposed to the "quarterly report" on Form 10-Q.

As a result, please revise both your 302 and 906 certifications and amend the above referenced filings in their entirety to comply with Item 601(b)(31) and 32 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief